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                           AppliedTheory Corporation
                            1500 Broadway, 3rd Floor
                               New York, NY 10036

                                                                October 20, 2000
VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: James M. Daly

     Re:  AppliedTheory Corporation
          Registration Statement on Form S-3
          File No. 333-40816

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, I hereby request on behalf of AppliedTheory Corporation (the "Company") that the above-referenced Registration Statement be withdrawn. In connection with this request, I hereby confirm that neither offers to sell securities nor sales of securities were effected in reliance upon the above-referenced Registration Statement.

        Pursuant to discussions with the staff of the Securities and Exchange Commission, the Company has determined to withdraw the above-referenced Registration Statement and to file separate Registration Statements on Form S-3 for the matters addressed therein. Accordingly, the Company has abandoned the proposed registration.

                                        APPLIEDTHEORY CORPORATION

                                        By:   /s/ Robert F. Mechur
                                            -----------------------------
                                            Robert F. Mechur
                                            Vice President and General Counsel,
                                            AppliedTheory Corporation



Cc:     Frank E. Morgan, II
        Dewey Ballantine LLP